UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HALOZYME THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

406 37H 109
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1881 Grove Ave.
Radford, Virginia 24141
Attention:  Marcus E. Smith, Esq.
Telephone No.:  540-633-7971

Copy to:

David I. Meyers, Esq.
John Owen Gwathmey, Esq.
Troutman Sanders LLP
1001 Haxall Point
Richmond, Virginia 23219
(804) 697-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RANDAL J. KIRK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 380,000
	8	SHARED VOTING POWER 14,801,569
	9	SOLE DISPOSITIVE POWER 380,000
	10	SHARED DISPOSITIVE POWER 14,801,569
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,181,569
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NEW RIVER MANAGEMENT V, LP I.R.S. Identification No.: 56-2652938
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,328,853
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,328,853
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,328,853
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

This Amendment No. 3 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated May 15, 2007 and filed on May 24, 2007, as amended by Amendment No. 1 dated May 30, 2007 and filed on June 5, 2007, and Amendment No. 2 dated March 19, 2008 and filed on March 24, 2008 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Halozyme Therapeutics, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”) is filing this Amendment to disclose the acquisition by Kirkfield, L.L.C., a Virginia limited liability company (“Kirkfield”), of an aggregate of 1,299,886 shares of Common Stock in open market purchases and private transactions, as described in Item 5(c) below.  As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk: Radford Investments Limited Partnership, a Delaware limited partnership (“Radford”), Randal J. Kirk (2000) Limited Partnership, a Delaware limited partnership (“2000LP”), RJK, L.L.C., a Virginia limited liability company (“RJK”), Third Security Staff 2001 LLC, a Virginia limited liability company (“Staff 2001”), New River Management IV, LP, a Virginia limited partnership (“NRM IV”), New River Management V, LP, a Delaware limited partnership (“NRM V”) and Kirkfield.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“This Statement is being filed on behalf of Mr. Kirk, Radford, 2000LP, RJK, Staff 2001, NRM IV, NRM V and Kirkfield (collectively, the “Reporting Persons”).

(a)-(c)      The address of the principal business office of each of the Reporting Persons is The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141. The present principal occupation/employment of Mr. Kirk is Senior Managing Director and Chief Executive Officer of Third Security, LLC, an investment management firm founded by Mr. Kirk. The principal business of each of Radford, 2000LP, RJK, Staff 2001, NRM IV, NRM V and Kirkfield is investment.

(d)-(e)      During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any of the managers or joint holders of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Kirk is a citizen of the United States. Radford, 2000LP and NRM V are entities organized under the laws of Delaware. NRM IV, RJK, Staff 2001 and Kirkfield are entities organized under the laws of the Commonwealth of Virginia.”

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

“Kirkfield acquired 1,299,886 shares of Common Stock reported herein through open market purchases and private transactions for an aggregate purchase price of approximately $7.48 million using Kirkfield’s working capital. In addition, Kirkfield acquired a warrant entitling the holder to purchase 136,300 shares at an exercise price of $1.75 per share for a purchase price of approximately $570,000 using Kirkfield's working capital.”

Item 5.  Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(a)          The aggregate number and percentage of shares of Common Stock to which this statement relates is 15,181,569 shares of Common Stock, representing 19.1% of the 79,517,144 shares of Common Stock outstanding as of the date of this statement, based upon the number of shares disclosed by the Company as of May 1, 2008, in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 (the most recent available filing by the Company with the Securities and Exchange Commission). Mr. Kirk directly beneficially owns 380,000 shares of Common Stock to which this statement relates (10,000 of such shares of Common Stock he has the right to acquire pursuant to immediately exercisable stock options). The remaining 14,801,569 shares of Common Stock to which this statement relates are directly beneficially owned as follows:

Owner	Shares
Radford	3,000,000
2000LP	2,189,050
RJK	522,460
Staff 2001	135,000
NRM IV	1,326,320
NRM V	6,328,853
Kirkfield	1,299,886

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Radford, 2000LP, RJK, Staff 2001, NRM IV, NRM V and Kirkfield.”

Item 5(b) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(b)         Number of shares of Common Stock as to which such persons have:

(i)	sole power to vote or to direct the vote – 380,000

(ii)	shared power to vote or to direct the vote – 14,801,569 (1)

(iii)	sole power to dispose of or to direct the disposition of – 380,000

(iv)	shared power to dispose of or to direct the disposition of – 14,801,569 (1)

(1)  Includes shares of Common Stock held by the following entities over which Mr. Kirk (or an entity over which he exercises exclusive control) exercises exclusive control: 3,000,000 shares of Common Stock held by Radford; 2,189,050 shares of Common Stock held by 2000LP; 522,460 shares of Common Stock held by RJK; 135,000 shares of Common Stock held by Staff 2001; 1,326,320 shares of Common Stock held by NRM IV, 6,328,853 shares held by NRM V and 1,299,886 shares held by Kirkfield.”

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

“(c)         Kirkfield made the following purchases on the open market during the past 60 days:

Date of Purchase	Purchase Price	Number of Shares
6/11/2008	$5.35	5,000
6/11/2008	$5.30	14,600
6/11/2008	$5.29	15,400
6/11/2008	$5.28	13,412
6/11/2008	$5.27	1,588
6/11/2008	$5.26	24,200
6/11/2008	$5.25	37,100
6/11/2008	$5.24	4,139
6/12/2008	$5.45	5,000
6/12/2008	$5.44	2,759
6/12/2008	$5.43	14,983
6/12/2008	$5.42	11,728
6/12/2008	$5.41	20,593
6/12/2008	$5.40	1,937
6/13/2007	$5.62	1,874
6/13/2007	$5.60	4,951
6/13/2007	$5.59	5,921
6/13/2007	$5.58	4,741
6/13/2007	$5.57	1,300
6/13/2007	$5.56	2,938
6/13/2007	$5.50	3,100
6/13/2007	$5.49	6,501
6/13/2007	$5.48	2,499
6/13/2007	$5.47	8,700

Date of Purchase	Purchase Price	Number of Shares
6/13/2007	$5.46	3,200
6/16/2008	$5.80	2,300
6/16/2008	$5.79	500
6/16/2008	$5.75	11,500
6/16/2008	$5.74	1,500
6/16/2008	$5.70	2,600
6/16/2008	$5.69	1,200
6/16/2008	$5.68	3,004
6/16/2008	$5.67	1,800
6/16/2008	$5.66	1,396
6/17/2008	$6.00	29,200
6/17/2008	$5.99	3,861
6/17/2008	$5.98	200
6/17/2008	$5.97	939
6/17/2008	$5.96	1,800
6/17/2008	$5.95	2,000
6/17/2008	$5.92	974
6/17/2008	$5.90	1,026
6/17/2008	$5.85	1,700
6/17/2008	$5.83	100
6/17/2008	$5.82	200
6/18/2008	$5.85	4000
6/18/2008	$5.84	500
6/18/2008	$5.83	3,700
6/18/2008	$5.82	4,400
6/18/2008	$5.81	400
6/18/2008	$5.80	1,300
6/18/2008	$5.79	700
6/18/2008	$5.77	5,400
6/18/2008	$5.76	500
6/18/2008	$5.75	100
6/18/2008	$5.74	3,000
6/18/2008	$5.72	3,000
6/18/2008	$5.67	5,900
6/18/2008	$5.66	3,927
6/19/2008	$6.04	34,900
6/19/2008	$6.03	100
6/19/2008	$6.00	17,200
6/19/2008	$5.98	800
6/19/2008	$5.97	6,900
6/20/2008	$5.95	13,276
6/20/2008	$5.94	8,344
6/20/2008	$5.93	7,900
6/20/2008	$5.92	380
6/20/2008	$5.91	100

Date of Purchase	Purchase Price	Number of Shares
6/20/2008	$5.90	8,474
6/20/2008	$5.88	12,386
6/20/2008	$5.87	10,200
6/20/2008	$5.86	4,200
6/20/2008	$5.85	23,480
6/20/2008	$5.84	15,719
6/20/2008	$5.83	20,323
6/20/2008	$5.82	7,618
6/20/2008	$5.81	5,700
6/20/2008	$5.80	6,217
6/20/2008	$5.79	7,400
6/20/2008	$5.78	15,383
6/20/2008	$5.77	1,200
6/20/2008	$5.76	100
6/20/2008	$5.75	2,500
6/20/2008	$5.74	4,600
6/23/2008	$5.84	3,080
6/23/2008	$5.83	7,000
6/23/2008	$5.82	1,200
6/23/2008	$5.81	1300
6/23/2008	$5.80	6,220
6/23/2008	$5.79	1,200
6/23/2008	$5.78	5,000
6/23/2008	$5.72	1,496
6/23/2008	$5.71	23,504
6/23/2008	$5.70	24,100
6/23/2008	$5.69	6,400
6/23/2008	$5.68	6,700
6/23/2008	$5.67	10,808
6/23/2008	$5.66	9,800
6/23/2008	$5.65	13,092
6/23/2008	$5.63	9100
6/23/2008	$5.62	10,400
6/23/2008	$5.61	4,200
6/23/2008	$5.60	4,271
6/23/2008	$5.59	300
6/23/2008	$5.58	200
6/23/2008	$5.57	819
6/23/2008	$5.55	22,344
6/23/2008	$5.53	3,300
6/23/2008	$5.52	500
6/23/2008	$5.51	1,500

In addition, on June 23, 2008, Kirkfield purchased 427,100 shares for $5.93 per share, 132,361 shares for $5.64 per share and a warrant exerisable for 136,300 shares at an exercise price of $1.75 per share for $4.18 per share in privately negotiated transactions.

Other than the purchases as reported herein and a 15,000 share restricted stock award granted to Mr. Kirk on May 12, 2008, the Reporting Persons have not engaged in any transactions in shares of Common Stock since the filing of Amendment No. 2 with the Securities and Exchange Commission on March 24, 2008.”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

In connection with the private purchases set forth in Item 5(c) above, Kirkfield entered into a Purchase Agreement with each of two private sellers, the form of which is attached hereto as Exhibit 10.1.

The warrant purchased for $4.18 per share in one of the private transactions is attached hereto as Exhibit 4.1. The warrant entitles the holder to purchase 136,300 shares at an exercise price of $1.75 per share. The warrant terminates on January 28, 2009.

Item 7.  Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

Exhibit 4.1	Callable Stock Purchase Warrant, dated January 28, 2004

Exhibit 10.1	Form of Purchase Agreement entered into on June 23, 2008 between Kirkfield, L.L.C. and two private sellers

Exhibit 99.1	Joint Filing Agreement, dated as of July 1, 2008, by and among Randal J. Kirk and Kirkfield, L.L.C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2008

/s/Randal J. Kirk
Randal J. Kirk

EXHIBIT INDEX

Exhibit Number	Exhibit

Ehibit 4.1	Callable Stock Purchase Warrant, dated January 28, 2004

Exhibit 10.1	Form of Purchase Agreement entered into on June 23, 2008 between Kirkfield, L.L.C. and two private sellers

Exhibit 99.1	Joint Filing Agreement, dated as of July 1, 2008, by and among Randal J. Kirk and Kirkfield, L.L.C.